UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

Surface Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

86877M209

(CUSIP Number)

April 18, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86877M209
Schedule 13G

1.	Name of Reporting Person Novartis Institutes for BioMedical Research, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,948,482

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,948,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,482

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.3%(1)

12.	Type of Reporting Person CO

(1)         This calculation is based on 27,597,315 shares of Common Stock, par value $0.0001 per share, outstanding upon completion of the Issuer’s initial public offering and the concurrent private placement as reported in the Issuer’s prospectus dated April 18, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 86877M209
Schedule 13G

1.	Name of Reporting Person Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,948,482

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,948,482

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,948,482

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 14.3%(1)

12.	Type of Reporting Person CO

(1)         This calculation is based on 27,597,315 shares of Common Stock, par value $0.0001 per share, outstanding upon completion of the Issuer’s initial public offering and the concurrent private placement as reported in the Issuer’s prospectus dated April 18, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2018 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Item 1.
	(a)	Name of Issuer. Surface Oncology, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 50 Hampshire Street, 8th Floor, Cambridge, Massachusetts 02139.

Item 2.
(a)

Names of Persons Filing.

This statement on Schedule 13G is being jointly filed by: (i) Novartis Institutes for BioMedical Research, Inc. (“NIBRI”) and (ii) Novartis AG (“Novartis,” and together with NIBRI, the “Reporting Persons”). NIBRI is an indirect, wholly owned subsidiary of Novartis.

(b)

Address of Principal Business Offices, or, if none, Residence.

The address of the principal business office of NIBRI is 250 Massachusetts Avenue, Cambridge, MA 02139.

The address of the principal business office of Novartis AG is Lichtstrasse 35, 4056 Basel, Switzerland.

(c)

Citizenship.

NIBRI is a corporation organized under the laws of Delaware and is an indirect wholly-owned subsidiary of Novartis AG.

Novartis AG is a corporation organized under the laws of Switzerland and is the publicly owned parent of NIBRI.

	(d)	Title of Class of Securities. Common stock, par value $0.0001 per share (“Common Stock”), of the Issuer
	(e)	CUSIP Number. 86877M209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or §§240.13d-2(b) or (c), check whether person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐

Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with

§ 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4.	Ownership

(a)	See Item 9 of the cover pages to this statement on Schedule 13G for the aggregate number of shares of Common Stock that are beneficially owned by each of the Reporting Persons as of April 23, 2018.

(b)	See Item 11 of the cover pages to this statement on Schedule 13G for the percentages of Common Stock that are beneficially owned by each of the Reporting Persons as of April 23, 2018.

(c)

See Items 5 through 8 of the cover pages to this statement on Schedule 13G for the number of shares of Common Stock that are beneficially owned by each of the Reporting Persons as of April 23, 2018, as to which such Reporting Person has sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition of.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

List of Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2018

NOVARTIS INSTITUTES FOR BIOMEDICAL RESEARCH, INC.

By:	/s/ Scott A. Brown
	Name:	Scott A. Brown
	Title:	VP, General Counsel

NOVARTIS AG

By:	/s/ Christian Rehm
	Name:	Christian Rehm
	Title:	Authorized Signatory

By:	/s/ Katja Roth Pellanda
	Name:	Katja Roth Pellanda
	Title:	Authorized Signatory